UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004.

Northgate Exploration Limited
(Translation of registrant's name into English)

2050 - 1055 West Georgia Street Vancouver, British Columbia Canada V6E 3R5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: February 26, 2004.
(signed)
Jon Douglas
Chief Financial Officer

NORTHGATE REPORTS RECORD QUARTERLY EARNINGS AND CASH FLOW

VANCOUVER, February 25, 2004 - (All figures in US dollars except where noted) - Northgate Exploration Limited (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital of $17,483,000 or $0.09 per common share (fully diluted) for the fourth quarter and $41,886,000 or $0.21 per common share for the year ended December 31, 2003. Northgate recorded net earnings for the quarter of $9,520,000 or $0.05 per share and net earnings for the year of $9,065,000 or $0.05 per share.

__________________________________________________________________________

Fourth Quarter 2003 Highlights

  Northgate posted record quarterly cash flow from operations before changes in working capital of $17.5 million based on gold production of 78,761 ounces and record copper production of over 22 million pounds.

  The Gold Institute cash cost of production at the Kemess South mine in the fourth quarter was $140 per ounce, a record low cost of production for the operation.

  The Kemess South mill operated at 49,830 tonnes per day while recording its highest quarterly availability ever at 92% and the mining operation moved a record 14.5 million tonnes.

  Brascan Financial Corporation sold their controlling interest in the Corporation in a Cdn$218 million secondary offering. As a result of this transaction, Northgate became a member of the TSX Composite index and the liquidity of its common shares increased dramatically.

  Northgate reduced its gold forward hedge position by 20,000 ounces in the quarter and put in place a program that will eliminate its remaining position over the next four years.

__________________________________________________________________________

Ken Stowe, President and CEO, commented, "Northgate posted its second consecutive quarter of strong earnings and cash flow and I am delighted to report that the Corporation has returned to profitability on an annual basis with net income of $9.1 million during 2003. The Kemess South mine continued to operate smoothly in the fourth quarter of the year, capping a year in which we delivered exactly on our metal production plan and clearly demonstrated the enormous leverage that Northgate has to stronger metal prices. With more operational improvements on the horizon in 2004 and a significantly stronger copper price environment, Northgate is poised to generate strong financial results again in 2004 from the production of 300,000 ounces of gold at substantially less than $200 per ounce."

Northgate Exploration Limited	2
Q4 2003 News Release

OPERATING RESULTS

Management's Discussion and Analysis

Northgate's net earnings for the quarter were $9,520,000 or $0.05 per share compared with $356,000 or $0.00 per share during the corresponding quarter of 2002. For the full year, net earnings were $9,065,000 or $0.05 compared with a loss of $14,279,000 or $0.14 per common share in 2002. The increase in earnings for both periods was primarily the result of higher prices for gold and copper. In addition, included in the net earnings figures for the fourth quarter and the full year of 2003 is $2,634,000 of future income tax recovery relating to the release of some of the valuation allowance for the Corporation's future income tax assets. The loss in 2002 included a $9,839,000 cost of repurchasing a large portion of the Northgate's gold hedge book in connection with a substantial reduction in the Corporation's long-term debt. Cash flow from operations (before changes in working capital) was $17,483,000 in the fourth quarter of 2003 and $41,886,000 for the full year, compared with cash flow of $9,270,000 during the same quarter last year and $11,868,000 for the full year 2002.

Northgate's total revenues for the fourth quarter and for the year ended December 31, 2003 increased to $43,704,000 and $138,446,000 respectively, compared with $32,602,000 and $113,270,000 for the corresponding periods in 2002. The increased revenues in both periods of 2003 were the result of significantly higher gold and copper production and dramatic improvements in realized gold and copper prices. The net realized metal prices received on sales in the fourth quarter of 2003 were approximately $366 per ounce of gold and $0.93 per pound of copper compared with $332 per ounce and $0.70 per pound in the fourth quarter of last year. In the fourth quarter of 2003, the Corporation closed out 20,000 ounces of its gold forward sales position, which reduced the realized price of gold by $26 per ounce. Net realized prices for the full year were $356 per ounce and $0.81 per pound for copper compared with $310 and $0.71 in the corresponding periods of 2002.

Total operating expenses in the fourth quarter of 2003 were $24,455,000, approximately 21% higher than the corresponding period last year when costs were $20,124,000. This increase was entirely due to the stronger Canadian dollar, as costs in Canadian dollar terms were virtually unchanged despite a 26% increase in mine production. The full absorption cash cost of production at Kemess in the fourth quarter of 2003 was $180 per ounce, substantially lower than $194 per ounce cash cost recorded in the comparable quarter of 2002, due to increased copper by-product credit resulting from higher production and prices. Using the Gold Institute cash cost methodology, where waste stripping costs in excess of the life of mine average are excluded, Kemess' cash cost was $140 per ounce in the fourth quarter of 2003, compared with $177 per ounce in the corresponding quarter of 2002.

Northgate Exploration Limited	3
Q4 2003 News Release

Administrative and general expenses were $902,000 in the fourth quarter of 2003 and $3,873,000 for the year, compared with $596,000 and $1,706,000 in the comparable periods of 2002. Higher costs in both periods of 2003 were primarily due to certain non-recurring legal expenses.

Depreciation and depletion expense in the fourth quarter was $10,173,000, compared to $8,681,000 during the corresponding period of 2002. For the year, depreciation and depletion was $33,506,000 compared with $25,891,000 in 2002. The increase in depreciation and depletion for the year was primarily due to the substantial increase in the tonnes of ore mined from the Kemess South mine in 2003.

Net interest expense was $1,198,000 for the three months ended December 31, 2003 compared to $955,000 in the corresponding quarter of 2002 and net interest expense for the entire year declined to $4,205,000 from $5,335,000 in 2002, due to the substantial reduction in long-term debt that occurred in June 2002 when an equity financing was completed.

Exploration expenses in the fourth quarter were $120,000 and for the full year they were $3,408,000, compared with $960,000 and $4,215,000 in the comparable periods of 2002. Fourth quarter exploration expenses were higher in 2002 due to the large exploration program undertaken during the year to move Kemess North from an inferred to an indicated resource.

Capital expenditures during the fourth quarter totaled $3,563,000 compared to $1,873,000 in the fourth quarter of last year. Capital expenditures in the fourth quarter of 2003 included $1,427,000 for the Kemess North Feasibility study. For the year, capital expenditures declined to $16,622,000 compared with $19,101,000 in 2002.

In the fourth quarter of 2003, the Northgate restructured its gold hedge book. 20,000 ounces of the Corporation's near-term spot deferred position of 350,000 ounces was repurchased and the balance was rolled out into a series of forward contracts, at an average forward price of $307 per ounce, which mature on a monthly basis between January 2004 and December 2007. As these contracts mature, the Corporation expects to settle these financially, with the resulting loss or gain taken into income. Northgate does not plan to add to its gold hedge position in the future and intends to eliminate its current position by the end of 2007.

2004 Outlook

The Kemess South mine is forecast to produce 300,000 ounces of gold and 75 million pounds of copper during 2004. Quarterly gold output in 2004 will average 75,000 ounces. However, as in past years, quarterly production will vary significantly due to scheduled variations in the mill feed grade. Gold production in the third quarter is forecast to be substantially above average offsetting below average production of 60,500 ounces in the first quarter when lower grade ore from the eastern region of the pit is scheduled for processing.

The full absorption cash cost for 2004 was originally projected to be $206 per ounce on the basis of a $0.95 cent copper price and a $1.30 Cdn$/US$ exchange rate. Each $0.05 per pound change in the price of copper has an $11 per ounce effect on cash cost which would translate into a cash cost of $140 per ounce should the copper price average $1.25 in 2004.

Northgate Exploration Limited	4
Q4 2003 News Release

Table 1: Kemess South Mine Quarterly Metal Production Forecast

	Q1	Q2	Q3	Q4	Total 2004
Gold (ounces)	60,500	77,200	89,800	72,500	300,000
Copper (millions lbs)	17.3	17.4	21.2	19.1	75

By the end of the first quarter, Northgate expects to complete a feasibility study of the Kemess North deposit. Kemess North is situated approximately five kilometers north of the existing Kemess South pit and contains an indicated resource of 5.4 million ounces of gold and more than 2 billion pounds of copper. The goal of the study is to move a substantial portion of the resources into a reserve category in accordance with National Instrument 43-101.

QUARTERLY CONFERENCE CALL

You are invited to participate in the Northgate Exploration Limited live conference call announcing our 2003 annual financial results on Thursday, February 26, 2004, at 1:00 p.m. ET. The earnings news release and presentation package will be available the morning of February 26 on Northgate's web site at www.northgateexploration.ca under the Press Releases' and Investor Info - Presentations' pages, respectively.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Ken Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Teleconference:

You may participate in the Northgate conference call by calling (416) 695-6140 or toll free in North America at 1 (888) 789-0150 with reservation number T476656S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing (416) 695-5799 or 1 (800) 293-6441 with reservation number 6656.

*******

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Northgate Exploration Limited	5
Q4 2003 News Release

Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2002 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2002 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Northgate Exploration Limited	6
Q4 2003 News Release

NORTHGATE EXPLORATION LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	December 31	December 31
	2003	2002
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$7,743	$4,401
Concentrate settlements and other receivables	13,051	13,982
Inventories	18,912	7,652
	39,706	26,035

Other assets	12,842	11,215
Mineral property, plant and equipment	189,828	198,481
	$242,376	$235,731

LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$15,219	$15,655
Current portion of capital lease obligations	3,566	2,675
Current portion of long-term debt	12,000	9,000
	30,785	27,330

Capital lease obligations	9,554	9,871
Long-term debt	43,500	55,500
Provision for site closure and reclamation	12,918	10,298
	96,757	102,999

Non-controlling interest	-	3,393

Shareholders' equity (note 2)	145,619	129,339
	$242,376	$235,731

The accompanying notes form an integral part of these financial statements.

Northgate Exploration Limited	7
Q4 2003 News Release

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended Dec. 31		Year ended Dec. 31
	2003	2002	2003	2002
Revenue	(unaudited)	(unaudited)	(unaudited)
	$43,704	$32,602	$138,446	$113,270
Operating costs	24,455	20,124	87,221	78,357
Administrative and general	902	596	3,873	1,706
	25,357	20,720	91,094	80,063
Earnings before interest, taxes, depreciation
and depletion and other	18,347	11,882	47,352	33,207
Other expenses:
Depreciation and depletion	10,173	8,681	33,506	25,891
Net interest	1,198	955	4,205	5,335
Exploration	120	960	3,408	4,215
Currency translation losses (gains)	(498)	119	(1,444)	1,129
Mining and capital taxes	468	362	1,420	1,318
Non-controlling interest	-	159	19	(531)
	11,461	11,236	41,114	37,357
Earnings (loss) before the following items:	6,886	646	6,238	(4,150)
Loss on settlement of gold forward
sales contracts	-	-	-	(9,839)
Other income (expense)	-	(290)	193	(290)
Net earnings (loss) before income taxes	6,886	356	6,431	(14,279)
Future income tax recovery	2,634	-	2,634	-
Earnings (loss) for the period	$9,520	$356	$9,065	$(14,279)
Earnings (loss) per share - basic
and diluted	$0.05	$0.00	$0.05	$(0.14)
Weighted average shares outstanding:
Basic	198,735,220	190,621,794	197,712,564	123,374,060
Diluted	200,161,973	191,311,063	199,621,170	124,251,228

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)

	Three months ended Dec. 31		Year ended Dec. 31
	2003	2002	2003	2002
Retained earnings (deficit) at beginning of	(unaudited)	(unaudited)	(unaudited)
period, as previously reported
	$(48,977)	$(48,842)	$(48,486)	$(31,640)
Adjustment for retroactive change in
accounting for stock-based
compensation (note 2(b))	-	(36)	(36)	-
Retained earnings (deficit) at beginning of
period, as restated	(48,977)	(48,878)	(48,522)	(31,640)
Earnings (loss) for the period	9,520	356	9,065	(14,279)
Dividends on preferred shares	-	-	-	(1,166)
Interest on capital securities	-	-	-	(1,437)
Retained earnings (deficit) at end of period	$(39,457)	$(48,522)	$(39,457)	$(48,522)

The accompanying notes form an integral part of these financial statements.

Northgate Exploration Limited	8
Q4 2003 News Release

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended Dec. 31		Year ended Dec 31
	2003	2002	2003	2002
CASH PROVIDED BY (USED IN)	(unaudited)	(unaudited)	(unaudited)
Operations

Earnings (loss) for the period	$9,520	$356	$9,065	$(14,279)
Non-cash items:
Depreciation and depletion	10,173	8,681	33,506	25,891
Non-controlling interest	-	159	19	(531)
Unrealized currency translation losses (gains)	99	41	504	253
Accrual for site closure and reclamation	94	55	308	167
Amortization of deferred expenses	231	150	871	503
Stock-based compensation	-	-	247	36
Future income tax recovery	(2,634)	-	(2,634)	-
Other losses (gains)	-	(172)	-	(172)
	17,483	9,270	41,886	11,868

Changes in non-cash operating working capital:
Concentrate settlements and other receivables	(1,450)	(3,222)	(1,289)	(2,531)
Inventories	(10,277)	(733)	(11,260)	172
Accounts payable and accrual liabilities	1,464	(7,261)	(436)	(5,058)
	7,220	(1,946)	28,901	4,451
Investments
Other assets	(760)	(1,550)	(689)	(1,559)
Additions to mineral property, plant and equipment	(3,563)	(1,873)	(16,622)	(19,101)
	(4,323)	(3,423)	(17,311)	(20,660)
Financing
Repayment of capital lease obligations	(767)	(1,382)	(3,134)	(3,177)
Capital lease financing	-	8,000	3,708	8,000
Repayment of debt	(2,250)	(8,297)	(12,743)	(83,282)
Issuance of debt	-	15,000	3,743	27,734
Issuance of preferred shares	-	-	-	56,475
Dividends on preferred shares	-	-	-	(1,166)
Reduction of non-controlling interest	-	(5,000)	-	(5,000)
Issuance of common shares, net of share
issuance costs	76	881	178	108,878
Repayment of capital securities	-	-	-	(88,656)
	(2,941)	9,202	(8,248)	19,806
Increase (decrease) in cash and cash equivalents	(44)	3,833	3,342	3,597
Cash and cash equivalents at beginning of period	7,787	568	4,401	804
Cash and cash equivalents at end of period	$7,743	$4,401	$7,743	$4,401
Supplementary information:
Cash paid during the period for:
Interest on capital securities	$-	$-	$-	$14,860
Other interest	$904	$1,344	$3,423	$18,588
Income taxes	$-	$-	$-	$-
Non cash financing activities:
Issuance of common shares on redemption of
preferred shares	$-	$-	$-	$56,475
Issuance of common shares for acquisition of
non-controlling interest in Kemess Mines Ltd.	$-	$-	$6,790	$-

The accompanying note forms an integral part of these financial statements

Northgate Exploration Limited	9
Q4 2003 News Release

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months and year ended December 31, 2003
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.     Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements including the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2002, except as disclosed in note 2(b).

Certain of the prior periods' comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. Shareholders' Equity

		December 31	December 31
		2003	2002
		(unaudited)

	Common shares (a)	$176,179	$169,212
	Common share purchase warrants	8,613	8,613
	Contributed surplus (b)	284	36
	Retained earnings (deficit)	(39,457)	(48,522)
		$145,619	$129,339
a)	Common shares
		Number of shares	Amount

	Balance, December 31, 2002	191,273,615	$169,212

	Issued in Q1 2003:
	For acquisition of non-controlling interest
	in Kemess Mines Ltd.	7,186,000	6,790
	Share issuance costs	-	(22)
	Issued in Q2 2003:
	On exercise of options	74,000	37
	Share issuance costs	-	(8)
	Issued in Q3 2003:
	On exercise of options	145,000	95
	Share issuance costs	-	-
	Issued in Q4 2003:
	On exercise of options	81,300	75
	Share issuance costs	-	-

	Balance, December 31, 2003 (unauditied)	198,759,915	$176,179

Northgate Exploration Limited	10
Q4 2003 News Release

(b) Stock-based compensation

During 2003, the Corporation changed its method of accounting for stock-based compensation awards granted to directors and employees. Formerly, the Corporation elected not to follow the fair value method for options granted to directors and employees and accordingly, did not record any stock-based compensation expense in its financial statements because the exercise price is equal to the market price at the date of grant. The Corporation disclosed the fair value of stock-based compensation in the notes to its financial statements. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to charge the fair value of stock-based compensation awards to compensation expense with a corresponding credit to shareholders' equity under contributed surplus. This change has been applied retroactively and has increased the loss previously for the year ended December 31, 2002 by $36,000, with corresponding increases in deficit and fair value of stock options in shareholders' equity as at December 31, 2002.

No stock options were granted during three months ended December 31, 2003. During the three months ended September 30, 2003, the Corporation granted 50,000 options to employees exercisable at Cdn$1.45 for 5 years, during the three months ending June 30, 2003, the Corporation granted 850,000 options to employees exercisable at Cdn$1.45 for 5 years and during the three months ended March 31, 2003, the Corporation granted 529,500 options to employees exercisable at Cdn$1.84 for 5 years. 100,000 of the options granted in the three months ended June 30, 2003 vested immediately and of the remaining options, 20% vested immediately with the balance vesting in equal amounts on the anniversary of the grant dates over the next four years. No share options vested during the three months ended December 31, 2003. The fair value of the share options vested in the year ended December 31, 2003 was $247,000.

The fair value of share options granted during 2003 was estimated using the Black-Scholes option pricing model with the following assumptions:

	For Options	For Options	For Options
	Granted in	Granted in	Granted in	Total Options
	Q1 2003	Q2 2003	Q3 2003	Granted in 2003
Risk-free interest rate	2.5%	2.5%	2.5%	2.5%
Annual dividends	-	-	-	-
Expected stock price volatility	63%	54%	51%	57%
Expected option life	3 years	3 years	3 years	3 years
Per share fair value of options	$0.80	$0.56	$0.51	$0.65
granted (Cdn$)

(c) Acquisition of non-controlling interest in Kemess Mines Ltd.

On February 14, 2003 the Corporation completed the acquisition of the remaining 5% interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting, with the excess purchase price, including tax effect of $6,012,000, being the value of the consideration given in excess of book value of the non-controlling interest at the date of acquisition of $3,412,000, allocated to mineral property, plant and equipment.

Northgate Exploration Limited	11
Q4 2003 News Release

3. Financial Instruments

At December 31, 2003, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 330,000 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between January 28, 2004 and December 31 2007. The unrealized loss on these forward sales contracts at December 31, 2003 was approximately $40,458,000.